9/3 9/3/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02054072

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2002 WASHINGTON, D.C.

SEC FILE NUMBER
8-52531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFN.COM SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY, 12TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY MURRAY 212-349-1659
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUSZKO, KEVIN P.
(Name – *if individual, state last, first, middle name*)

PO BOX 701 (Address) SHORT HILLS (City) NJ (State) 07078 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY MURRAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFN. COM SECURITIES, INC., as of 12.31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

CARL MARTIN OSTERGAARD JR.
Notary Public, State of New York
No. 01OS6000119
Qualified in New York County
Commission Expires Dec. 8, 2005

Timothy Murray
Signature

CONTROLLER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevin P. Suszko, PC
Certified Public Accountant
P. O. Box 701
Short Hills, NJ 07078

INDEPENDENT AUDITOR'S REPORT

To the Directors
GFN.com Securities, Inc.

I have audited the accompanying statement of financial condition of GFN.com Securities Inc. (the "Company") as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards general accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. I believe that my audit of the statement of financial condition provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GFN.com Securities, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Kevin P. Suszko, PC
Certified Public Accountant
August 15, 2002

December 31, 2001

ASSETS	
Cash and Cash Equivalents (Note 2)	$7,000
Total Assets	**$7,000**

LIABILITIES AND CAPITAL	
Total Liabilities	$0
Additional Paid in Capital	$25,000
Retained Earnings	($18,000)
Total Liabilities and Members' Equity	**$7,000**

GFN.com Securities, Inc.
STATEMENT OF OPERATIONS

Year ended December 31, 2001	
Revenue:	
Commissions	$0
Other	$0
Total Revenue	**$0**
Expenses:	
Employee compensation and related payroll taxes	$0
Exchange fees and dues	$0
Seat lease	$0
Telephone and quotation services	$0
Commissions & clearance charges	$0
Meals and entertainment	$0
Insurance	$0
Error Account	$0
Professional fees	$0
Rent	$0
Dues and subscriptions	$0
Office	$0
Interest	$0
Other	$0
Total Expenses	$0
Net Gain / Loss	**$0**

See Notes to Statement of Financial Condition

GFN.com Securities, Inc.
STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2001	
Balance at December 31, 2001	$7,000
Distributions to Members	$0
Net Loss	$0
Balance at December 31, 2001	**$7,000**

GFN.com Securities, Inc.
STATEMENT OF CASH FLOWS

Year ended December 31, 2001	
Cash flows from operating activities:	
Net loss	$0
Adjustments to reconcile net loss to net cash provided by operating Activities	$0
Depreciation and Amortization	$0
(Increase) Decrease in operating assets	$0
Receivable from clearing broker	$0
Commissions receivable	$0
Loan receivable	$0
Prepaid expenses	$0
Due from employees	$0
Other assets	$0
Increase in operating liabilities	$0
Accounts payable and accrued expenses	$0
Net cash provided by operating activities	**$0**
Cash flows used in investing activity – purchases of property and equipment	$0
Cash flows from financing activities:	
Payment on loan payable	$0
Distribution to Members	$0
Proceeds from note payable	$0
Net cash used in financing activities	**$0**
Net increase in cash	$0
Cash and cash equivalents at beginning of year	$7,000
Cash and cash equivalents at end of year	**$7,000**
Supplemental disclosure of cash flow information:	**$0**
Cash paid during the year for interest	$0

1	Organization and Nature of Business:	GFN.com Securities, Inc. is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC"), but has not ever been active.
2	Significant Accounting Policies:	Since GFN.com Securities, Inc. has never been actively engaged in any business, no revenue or expenses have been recorded. Cash and cash equivalents consist of money market funds. GFN.com Securities, Inc. maintains cash in a bank deposit account at U.S. Trust, which, at times, may exceed federally insured limits. GFN.com Securities, Inc. has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash. This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.
3	Net Capital Requirement:	As a registered broker-dealer, GFN.com Securities, Inc. is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that GFN.com Securities, Inc. maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital changes from day to day; however, at December 31, 2001, GFN.com Securities, Inc. had net capital of $7,000, which exceeded its requirements by $2,000.

GFN.com Securities, Inc.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

Year ended December 31, 2001	
Credits – Members' equity	$7,000
Debits	
Commissions receivable over 30 days	$0
Other assets	$0
Furniture, equipment and leasehold improvements, net	$0
Due from employees	$0
Prepaid expenses	$0
Net capital before haircut on money market	$7,000
Less haircut on money market	$0
Net Capital	$7,000
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater)	$5,000
Excess net capital	$2,000
Ratio of aggregate indebtedness to net capital	N/A
Aggregate indebtedness:	
Accounts payable and accrued expenses	$0
Loans payable	$0
Total aggregate indebtedness	$0
Reconciliation with the Company's computation included in Part II of Form X-17A-5 as of December 31, 2001:	
Net Capital as reported in Part II of unaudited FOCUS report	$7,000
Net audit adjustments decreasing Members' equity	$0
Adjustment to aggregate indebtedness calculation	$0
Net capital per above	**$7,000**

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: GFN.COM SECURITIES, INC. [0013]

SEC File Number: 8- 52531 [0014]

Address of Principal Place of Business: 111 BROADWAY [0020]

Firm ID: 104037 [0015]

NEW YORK [0021] NY [0022] 10006 [0023]

For Period Beginning 04/01/2002 [0024] And Ending 06/30/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Timothy Murray [0030] Phone: (212)349-1659 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	7,000 [0200]		7,000 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			

	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**	7,000 [0540]	0 [0740]	7,000 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]

	from outsiders [0990]				
C.	Pursuant to secured demand note collateral agreements:			[1420]	0 [1730]
	1. from outsiders [1000]				
	2. Includes equity subordination (15c3-1(d)) of [1010]				
D.	Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20.	**TOTAL LIABLITIES**		0 [1230]	0 [1450]	0 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ____ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	10 [1792]
	C. Additional paid-in capital	6,990 [1793]
	D. Retained earnings	[1794]

	E.	Total	7,000 [1795]
	F.	Less capital stock in treasury	[1796]
24.		**TOTAL OWNERSHIP EQUITY**	7,000 [1800]
25.		**TOTAL LIABILITIES AND OWNERSHIP EQUITY**	7,000 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 04/01/2002 [3932]	Period Ending 06/30/2002 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	0 [3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue		0 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers	[4120]
11.	Other employee compensation and benefits	[4115]
12.	Commissions paid to other broker-dealers	[4140]
13.	Interest expense	[4075]

a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		[4100]
16.	Total expenses		0 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		0 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		0 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	0 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☑ [4570]

Clearing Firm SEC#s	Name	Product Code
8- 23522 [4335A]	FLEET SECURITIES, INC. [4335A2]	Other [4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			7,000 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			7,000 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			7,000 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			7,000 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and investment securities:			
1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			7,000 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	2,000 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	7,000 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			0 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		7,000 [4240]
A.	Net income (loss)		0 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		7,000 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

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User Id: MurrayTi GFN.COM SECURITIES, INC. Firm Id: 104037

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Action	Status	Filing Type	Period Ending	Submission Date
View Amd Cpy	Submitted	Part IIA Quarterly	June 2002	August 21, 2002
View Amd Cpy	Submitted	Part IIA Quarterly	March 2002	April 24, 2002
View Amd Cpy	Submitted	Schedule I	December 2001	January 22, 2002
View Amd Cpy	Submitted	Part IIA Quarterly	December 2001	January 22, 2002
View Amd Cpy	Submitted	Part IIA Quarterly	September 2001	October 30, 2001
View Amd Cpy	Submitted	Part IIA Quarterly	June 2001	July 24, 2001
View Amd Cpy	Submitted	Part IIA Quarterly	March 2001	April 17, 2001
View Amd Cpy	Submitted	Schedule I	December 2000	January 30, 2001
View Amd Cpy	Submitted	Part IIA Quarterly	December 2000	January 30, 2001